UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

February 10, 2020

(Date of Report (Date of earliest event reported))

American Homeowner Preservation 2015A+, LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	38-3989694 (IRS Employer Identification Number)
440 S. LaSalle Street Suite 110 Chicago, Illinois (Address of principal executive offices)	60605 (Zip Code)

(866) 247-8326
Registrant’s telephone number, including area code

Class A Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

The Company entered into an arrangement under an “Unsecured Line of Credit Promissory Note” (the “Note”), pursuant to which AHP Servicing, LLC agreed to lend the Company up to $2,000,000. AHP Servicing, LLC is an affiliate of the Company. On October 2, 2019 and on November 7, 2019, the Note was amended to reflect an increased credit limit of $3,000,000 and $4,200,000, respectively.

A copy of the Note as currently in effect is attached hereto as Exhibit 1U-6F.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 10, 2020.

AMERICAN HOMEOWNER PRESERVATION
2015A+, LLC

By /s/ Jorge P. Newbery
Jorge P. Newbery, Chief Executive Officer

DATED: February 10, 2020